CORRESP  corresp.htm

VIA Edgar

December 22, 2008

John T. Archfield Jr.
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Hooper Holmes, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2008
File No. 001-09972

Dear Mr. Archfield,

We have received your correspondence dated December 18, 2008 concerning your review of the filings noted above.  Per our discussion this morning, we expect to respond to your questions no later than January 19, 2009.  Please let me know if this response date is not acceptable, or if you have any questions.  I can be contacted at (908) 953-6280.

Very truly yours,

/s/  Michael J. Shea
Michael J. Shea
Senior V.P. Chief Financial Officer
Hooper Holmes, Inc.